Exhibit 99.1

Relevant part of the Board of Directors Meeting Minutes of Central Puerto S.A. on October 21, 2019

Minutes No. 346: In the City of Buenos Aires, on October 22, 2019, at 11 am, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets with the presence of Directors Osvaldo RECA, Jorge RAUBER, Miguel DODERO, Diego PETRACCHI, Tomás WHITE, Jorge Eduardo VILLEGAS, José Luis MOREA, Juan José SALAS, Tomás PERES, Cristian LOPEZ SAUBIDET and Liliana MURISI. Eduardo EROSA, Cesar HALLADJIAN, and Juan NICHOLSON, members of the Statutory Audit Committee attend the meeting. The quorum required is met and so the meeting commences, the first item of the Order of Business is submitted for consideration: 1) CONSIDERATION OF THE USE OF THE OPTIONAL RESERVE OF THE COMPANY. ORDINARY SHAREHOLDERS’ MEETING CALL. Mr. President takes the floor and states that considering: (i) the results of the interim financial statements closed as at June 30, 2019, (ii) the optional reserves duly established by the Company, which to date amount to $ 21,982,212,000) (the “Optional Reserve”), it is considered appropriate to evaluate the ratification or correction of their use. Therefore, it is necessary to call an Ordinary General Shareholders’ Meeting to consider the use of the Optional Reserve. Pursuant to Mr. President’s proposal, the Board of Directors unanimously approved to originally call an Ordinary General Shareholders’ Meeting for October 22, 2019 at 11 a.m., being the meeting on second call on the same day at 12 p.m. at Av. Tomás A. Edison 2701, City of Buenos Aires to consider the following Agenda: 1) Appointment of two shareholders to sign the minutes; 2) Consideration of the use of the Optional Reserve and/or its disaffection; and 3) Issue of authorizations (…). There being no further business to transact, the meeting is adjourned at 12 a.m.

Osvaldo Alejandro Pollice

Deputy Head of Market Relations

Central Puerto S.A.